FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 18, 2004

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated October 18, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: October 18, 2004

Buhrmann NV
For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Telephone +31 (0)20 651 10 34 ewold.de.bruijne@buhrmann.com
PRESS RELEASE
Date Number	18 October 2004 016	Analysts / investors can contact: Buhrmann Investor Relations Carl Hoyer Telephone +31 (0)20 651 10 42 carl.hoyer@buhrmann.com

REVISED CORPORATE GOVERNANCE STRUCTURE PREFERENCE SHARES BUHRMANN

The articles of association and administration conditions of the Trust Office of Preference Shares Buhrmann have been amended in accordance with the recommendations of the Dutch Corporate Governance Code (“Tabaksblat”). The Buhrmann corporate governance structure was already in conformity with practically all points of the Code. With these adjustments in the interest of holders of depositary receipts, Buhrmann has now also implemented all recommendations with regard to depositary receipts of shares.

Depositary receipts have been issued for the Buhrmann Preference Shares A only. The depositary receipts are freely negotiable and are listed on the Euronext Amsterdam stock exchange.

Investors in depositary receipts of Buhrmann’s Preference Shares A now enjoy expanded rights:

•             From now on, the Board of the Trust Office of Preference Shares Buhrmann is primarily focused on the interests of holders of depositary receipts;

•             The holders of depositary receipts have been given unlimited proxy, which means that holders of depositary receipts are at all times entitled to vote at the Burhmann shareholders’ meeting;

•             Holders of depositary receipts that (on their own or jointly) represent one-tenth part of the number of depositary receipts issued can call a depositary receipt holders’ meeting.

A depositary receipt holders’ meeting will be held in Amsterdam on 24 March 2005, starting at 13:30. At this meeting the Board of the Trust Office will explain the amendments to the articles of association and administration conditions. In compliance with one of the recommendations of the Dutch Corporate Governance Code, the meeting will also table the question whether the Board of the Trust Office enjoys the depositary receipt holders’ confidence.

The full text of the revised articles of association  and administration conditions is available via the Buhrmann website (www.buhrmann.com) in the section “corporate information” under the heading “corporate governance”. This underlines Buhrmann’s policy of pursuing transparency and an open dialogue with its stakeholders.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: corpcomm@buhrmann.com	Analysts/Investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is one of the world’s major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.